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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                             ---------------
                                                             SEC FILE NUMBER
                                                                811-01525
                                                             ---------------
                                  (Check One):
                                                             ---------------
                                                               CUSIP NUMBER
                                                             ---------------

[  ] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K  [   ] Form 10-Q
and Form 10-QSB [X] Form N-SAR

     For Period Ended:           12/31/98
                        --------------------------------------------------------
     [   ]Transition Report on Form 10-K
     [   ]Transition Report on Form 20-F
     [   ]Transition Report on Form 11-K
     [   ]Transition Report on Form 10-Q
     [   ]Transition Report on Form N-SAR

Read Attached Instruction Sheet Before Preparing Form.  Please Print Or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

Part I - Registrant Information

________________________________________________________________________________

Full Name of Registrant:  Provident National Assurance Company
Separate Account B
Former Name if Applicable:    N/A

                              1 Fountain Square
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Address of Principal Executive Office (Street and Number)

                        Chattanooga, Tennessee 37402
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City, State, and Zip Code

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Part II - Rules 12b-25 (b) and (c)
_______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[ X ]
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

       (c)  The accountant's statement or other exhibit required by
            Rule 12-b25 (c) has been attached if applicable.
________________________________________________________________________________

Part III - Narrative
________________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Form N-SAR could not be filed within the prescribed period because the administrator of the Separate Account pursuant to the Separate Account Administrative Services Agreement dated May 15, 1998 between the Separate Account and the Variable Annuity Life Insurance Company has not provided sufficient information to enable the preparation of the financial statements for the Separate Account. Consequently, the required opinion of the independent auditors cannot be filed at this time.

________________________________________________________________________________

Part IV - Other Information
________________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification

                      Susan N. Roth        (423)             755-8913
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                          (Name)        (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [ X ]Yes  [   ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [   ]Yes  [ X ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             Provident National Assurance Company Separate Account B
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:        February 26, 1999     By:  /s/Susan N. Roth, Secretary
          -----------------------       ---------------------------

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Board of Managers
Provident National Assurance Company Separate Account B

Dear Sirs:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of the Provident National Assurance Company Separate Account B's inability to timely file its annual report on form N-SAR for the year ended December 31, 1998, the factors described in the succeeding paragraph make impractical the submission of our report as of a date which will permit timely filing on your 1998 annual report to the Commission.

The Form N-SAR could not be filed within the prescribed period because the administrator of the Separate Account pursuant to the Separate Account Administrative Services Agreement dated May 15, 1998 has not provided sufficient information to enable the preparation of the financial statements for the Separate Account. Consequently, the required opinion of the independent auditors cannot be filed at this time.

You are authorized to attach a copy of this letter as an exhibit to Form 12-b25 to the Securities and Exchange Commission.


                                                    Very truly yours,


                                                    /s/ ERNST & YOUNG LLP


February 26, 1999
Chattanooga, Tennessee